Exhibit 99.3

Grupo Éxito recorded consolidated revenues of $10.6 billion pesos during the first semester of the year.

Consolidated recurring EBITDA reached $782,676 million pesos, (+7.8%)to a margin of 7.4%, despite inflationary pressures on expenses.

Sales reached $10.1 billion (+13.8%) driven by growth in the operations in Colombia, Uruguay and Argentina. In Colombia, in comparable terms sales grew by 11.2%

Grupo Éxito’s consolidated net profit was $38,934 million pesos in the first semester and reflected a positive operational performance partially affected by the increase in interest rates and inflationary pressures in expenses.

Grupo Éxito continued with its project of listing ADRs on the New York Stock Exchange and BDRs on the São Paulo Stock Exchange, in addition to maintaining its presence on the Colombian Stock Exchange, thus being the only company in Colombia with a presence on the stock markets of the United States, Brazil and Colombia

●	E-commerce channels represented 12.5% share on sales in Colombia with 8.9 million orders and a growth of 9.7%.

●	In Colombia, the company managed to contain the increase in prices at 4.4 percentual points below the country’s food inflation, to alleviate the inflationary burden on Colombians.

●	89% of the fruit and vegetable purchases sold in Grupo Éxito stores in Colombia were purchased in the country, of which 86% were purchased without intermediaries.

●	Sales in Uruguay grew by 13.5% in local currency, and above the inflation index, from the good commercial dynamics and the positive performance of the Freshmarket format, that reached a participation of 59.2% of the country’s total sales. The recurring EBITDA margin was 11.6% derived from a better gross margin and efficiencies at the expense level, growing below the increase in sales.

●	The operation in Argentina registered a recurring EBITDA margin of 2.5%, thanks to revenue growth above the inflation level and efficiencies in the cost of merchandise. This growth was driven by a positive performance of the Cash & Carry format and real estate income. The opening of the first FreshMarket in the city of Buenos Aires also stoods out.

●	The innovative formats reached a participation in the company’s consolidated sales of 43.3%. Éxito Wow represented 35.3% of the sales of the Éxito brand, Carulla FreshMarket 61.1% of Carulla and 5.5% for Surtimayorista of the company’s sales in Colombia. In Uruguay the Fresh Market format represented 59.2% of the country´s sales and the Cash and Carry format 14.6%, in Argentina.

●	Grupo Éxito totaled 639 stores in the 3 countries in which it operates.

●	With the distribution of Grupo Pão de Açúcar to its shareholders of approximately 83% of its shares in Éxito, the liquidity of Éxito’s share is expected to increase from a float of 3.5% to a potential level of 53% and adding close to 50 thousand shareholders from GPA, which would facilitate the unlocking of the Company’s share value.

Consolidated results of Grupo Éxito (Colombia, Uruguay and Argentina)

The consolidated net revenues of Grupo Éxito in the first semester of 2023 reached $10.6 billion pesos and grew by 13.5% compared to the previous year, driven by the 13.8% sales increase from the good commercial dynamics in the operations of the three countries in which the Company has a presence.

The business unit in Colombia represented 71% of Consolidated Net Revenues and grew by 6,3% during the first semester of 2023 compared to the same peirod last year, driven mainly by boosted food sales (+11.5%); a positive outcome, despite the deceleration of consumption in the country. In comparable basis, net sales grew by 11.2%, when excluding the 2 non-VAT days from the base.

International operations reached net revenues of $3.0 billion pesos, boosted by a solid commercial performance that translated into a 36% growth and represented 29% of the company’s consolidated revenues. Both, Uruguay and Argentina increased their sales, in local currency, and above inflation in each country.

The Group’s consolidated recurring EBITDA grew by 7.8%, explained by the stability of the margins in the three countries and the efficiencies in expenses, despite the inflationary pressures in the costs and expense structures.

Likewise, omnichannel share on Colombia sales was 12.5%, the highest in the region; the real estate business continued to outperfom in Colombia and Argentina. Grupo Éxito’s consolidated net profit was $38,934 million pesos and reflected the positive operating performance of the three countries in the middle of an increase in interest rates in Colombia despite the inflationary effect in the structure of costs and expenses of the operation.

“We are at a historic moment for Grupo Éxito, about to conclude the process of listing our shares in New York and São Pablo, and we hope to increase the liquidity on the Colombian Stock Exchange. This project is very important for the company, since will boosts the free float of Éxito share and the number of shareholders which would grow substantially to around 60,000.

We closed the first half of the year with consolidated net revenues of $10.6 billion pesos, thanks to our customer-focused approach, an omnichannel strategy (combination of physical and virtual channels), focus in innovative formats and outcome of international operations.

In Colombia, we focused our efforts on controlling price levels for our clients, which were 4.4 percentual points below food inflation in the country.

We continued to nourish Colombia with opportunities, through activities focused on supporting child nutrition, local and direct purchasing from producers, and our suppliers, especially small and medium-sized companies,” stated Carlos Mario Giraldo Moreno, President of Grupo Éxito.

Consolidated results figures expressed in million pesos in local currency.

In Colombia, omnichannel and innovative formats boosted sales results.

Net revenue in the country reached $7.5 billion in pesos in the first semester of the year, a 6.3% increase versus the same period last year. Sales grew by 6.4%, boosted by the contribution of innovative formats (+9.2%, 42% share), and omnichannelsales of $900,000 million pesos, a 9.7% growth, despite the effect of 2 non-VAT in the base; ssales grew 11.8%, when excluding the effect.

Recurrent EBITDA reached $503,725 million and showed the commercial strength of the company, partially affected by the slowdown inhousehold consumption, gross margin gains (+9 bps), and the efforts of the company to mitigate the growth in prices and the inflationary pressure on the costs of the products.

1.	Innovative formats continued as an axis of growth in the company’s sales:

●	Éxito Wow: With 30 stores in the country, it represented 35.3% of the brand’s total sales during the semester.

●	Carulla FreshMarket, with 30 stores, represented 61.1% of the brand’s sales during the period. The brand became the first food retailer in Colombia to eliminate plastic bags at checkouts and digital channels.

These actions are added to the different steps that the brand has taken in terms of sustainability, such as being the first Carbon Neutral retailer in Latin America.

●	Surtimayorista under the cash and carry format, totaled 59 stores and represented 5.5% of the total sales in Colombia. During the semester, 13 stores opened and added 7,500 m2 of sales area.

2.	Digital sales and through direct channels reached more than $901,000 million pesos, a 12.5% share on the company’s sales in Colombia, a growth of 9.7% compared to the same period of the previous year. Omnichannel results were leveraged in:

●	The double-digit growth of the food category (+26%, 11.3% share), with purchases made through web sites (exito.com and carulla.com), mobile applications, land lines, WhatsApp chats and digital catalogues.

●	Orders through different digital channels increased compared to the previous year and reached 8.9 million orders during the first half of the year (+57% vs 1H22).

●	MiSurtii mobile application registered 62,000 orders and contributed to digitize food 27% of Surtimax and Super Inter “Aliados” sales.

3.	The monetization of traffic in stores and real estate assets continued as drivers for the following businesses:

●	Tuya financial business issued 114,000 new cards in the semester and reached more than 1.1 million active clients.

●	Puntos Colombia, the brand with a presence in one of every three homes, registered 6.5 million active customers, an increase of 11.5% compared to the same period of the previous year and completed 387 allied brands.

●	Viajes Éxito mobilized more than 32,000 clients during the second quarter of 2023.

The efforts to improve the productivity and efficiency of the operation in Colombia allowed Grupo Éxito to maintain food prices by 4.4 percentual points below the country’s food inflation. The company carried out in advance purchasing activities to control price increases and developed diverse commercial strategies to strengthen its portfolio of nearly 700 “Unbeatable Price” basic products, highly competitive in quality and with lower prices by region. Likewise, Grupo Éxito reinforced its commitment to the development of farmers and to improve the living conditions by purchasing 92% of fruits and vegetables locally, of which 85% were done directly to more than 943 producer and farmer´s organizations.

We continued to undertake clear actions towards accomplishing our higher purpose “We nourish Colombia with opportunities”. More than a statement, it is a confirmation of our commitment to protect and care for our planet, to foster job creation and the reconstruct the social network.

During the first-half of 2023 the company continued to work in delivering as much as possible:

●	Along with Fundación Éxito, Grupo Éxito continued working towards eradicating chronic malnutrition of children in Colombia. During the first semester of the year, 28,706 boys and girls benefited with the delivery of 59,719 food packages.

●	Moda Éxito continued to democratize fashion in Colombia: exito.com, the official marketplace of Colombiamoda 2023, become the e-commerce ally for the apparel sector. In addition, through Inexmoda, the Company calls entrepreneurs present at the event to join the initiative.

●	Grupo Éxito celebrated 15 years of working jointly with national designers and suppliers to strengthen its commitment to sustainable fashion, not only to less impacting on the environment, but also to rewards copywriters, entrepreneurs, and communities.

●	Carulla says goodbye to plastic bags in checkouts and digital channels, to become the first food retailer in Colombia implementing these actions. Within the framework of Grupo Éxito’s climate change strategy, Carulla has been working on reducing and mitigating its impact on the environment.

The operation in Uruguay continued as the most profitable of the Group.

During the first semester of the year, sales in the country grew by 13.5% compared to the same period in 2022, in local currency, and above local inflation. This growth was boosted by the value proposition of the FreshMarket model, which represented 59.2% of sales.

The recurring EBITDA margin reached 11.6% and remained the highest in the Group, from an increase of 118 bps in gross margin, the constant efforts to control expenses, which grew below the increase in sales, demonstrating efficiencies and the operation’s strength.

In Argentina, net sales grew by 143.2% in local currency during the first semester, a growth above inflation levels in the country.

This result arose from the positive performance of the Cash & Carry format and the real estate operation. To highlight also, the good reception by customers of the opening of the first FreshMarket store in the city of Buenos Aires.

In the first semester of 2023, the company totaled 11 Cash & Carry stores, which reached a 13.6% share on the total sales in the country. The recurring EBITDA margin was 2.5% during the first semester of 2023, a 45.2% growth compared to the first semester of the previous year.

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